

September 20, 2011

Via E-mail
Michael G. Potter
Senior Vice President and Chief Financial Officer
Canadian Solar, Inc.
No. 199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People's Republic of China

> **Re:** **Canadian Solar, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed May 17, 2011**
> **File No. 001-33107**

Dear Mr. Potter:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief